FOURTH & PRIDE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

To Management
Fourth & Pride LLC
Sherman, CT

Management is responsible for the accompanying financial statements of Fourth & Pride LLC, (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of operations and members' deficit for the years then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Reid CPAs, LLP

Woodbury, New York
May 6, 2022

FOURTH & PRIDE LLC
BALANCE SHEET
DECEMBER 31, 2021 AND 2020

ASSETS

	2021	2020
CURRENT ASSETS		
Cash	$ 6,147	$ 154,940
Inventory	26,732	44,318
Total Current Assets	32,879	199,258
OTHER ASSETS		
Start-up costs, net	191,889	206,556
Total Other Assets	191,889	206,556
TOTAL ASSETS	$ 224,768	$ 405,814

LIABILITIES AND MEMBERS' DEFICIT

	2021	2020
OTHER LIABILITIES		
Convertible notes payable	$ 250,000	$ -
Total Other Liabilities	250,000	-
TOTAL LIABILITIES	250,000	-
MEMBERS' (DEFICIT) EQUITY	(25,232)	405,814
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$ 224,768	$ 405,814

FOURTH & PRIDE LLC
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
REVENUE	$ 53,020	$ 4,860
COST OF GOODS SOLD	35,742	1,888
GROSS PROFIT	17,278	2,972
OPERATING EXPENSES		
Guaranteed payments	210,350	-
Salaries and wages	8,200	17,730
Payroll taxes	627	1,695
Advertising	18,249	2,765
Auto and truck expenses	5,666	443
Bank service charges	689	1,408
Carting expense	138	429
Commision expense	4,036	-
Computer and internet expenses	7,580	1,128
Consulting expense	6,064	20,850
Contributions	500	-
Dues and subscriptions	294	-
Graphic design	-	32,173
Insurance expense	1,507	-
Interest expense	951	-
Payroll service fees	492	960
Professional fees	19,619	62,213
License and permits	657	1,797
Lodging	14,539	-
Meals	8,341	3,126
Office expenses	2,555	33,143
Parking	1,183	
Shipping and delivery costs	9,458	128
Printing and reproduction	5,052	-
Reimbursed expenses	-	8,458
Rent expense	21,600	31,244
Repairs and maintenance	7,884	8,867
Seminars and training	1,950	-
Social media expenses	1,585	188
Software expenses	-	7,579
Storage expenses	1,600	-
Subcontractors	73,641	16,185
Telephone expenses	-	500
Travel expenses	5,320	24
Utilities	7,462	2,896
Webstie hosting fees	-	5,300
Total Operating Expenses	447,789	261,229
OTHER EXPENSE		
Amortization expense	14,667	21,944
Total Other Expense	14,667	21,944
NET LOSS	$ (445,178)	$ (280,201)

FOURTH & PRIDE LLC
STATEMENTS OF MEMBERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
MEMBERS' EQUITY - BEGINNING	$ 405,814	$ -
NET LOSS	(445,178)	(280,201)
MEMBERS' DISTRIBUTIONS	(10,868)	(285,040)
MEMBERS' CONTRIBUTIONS	25,000	971,055
MEMBERS' (DEFICIT) EQUITY - ENDING	$ (25,232)	$ 405,814

FOURTH & PRIDE LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (445,178)	$ (280,201)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	14,667	21,944
Changes in operating assets and liabilities:		
Inventory	(26,732)	-
Accounts receivable	44,318	(44,318)
Net cash used in operating activities	(412,925)	(302,575)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(228,500)
CASH FLOWS FROM FINANCING ACTIVITIES		
Convertible debt payable	250,000	-
Members' contributions	25,000	971,055
Members' distributions	(10,868)	(285,040)
Net cash provided by financing activities	264,132	686,015
NET INCREASE (DECREASE) IN CASH	(148,793)	154,940
CASH - BEGINNING	154,940	-
CASH - ENDING	$ 6,147	$ 154,940

1. BUSINESS ORGANIZATION

Fourth & Pride, LLC (the "Company") is a mission-based wholesale brand manufacturer of alcoholic beverages, in particular vodka, sold within the United States, in support of the LGBTQ+ community.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH

The Company maintains its cash in bank deposit accounts which at times may exceed the Federal Deposit Insurance Company (FDIC) insurance limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

INVENTORIES

Inventories, consisting primarily of products, are valued at the lower of cost or net realizable value as determined on a first-in, first-out basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, accounts receivable, and accounts payable for which values approximate fair values due to the short maturities of those instruments. The fair value of the loan payable, which approximates its carrying value, is based on current rates at which the Company could borrow funds with similar remaining maturities.

INCOME TAXES

The Company has elected to be treated as an S Corporation under the Internal Revenue Code. Accordingly, the Company is not subject to Federal, Connecticut, and New York State income tax. New York State S Corporations are required to pay an entity level fixed dollar minimum tax imposed under New York State tax regulations. The shareholder is required to report separately his distributive share of the Company's income or loss to Federal tax authorities.

In addition, a recently issued guidance by the Financial Accounting Standards Board (FASB) on Uncertainty in Income Taxes, had no effect on the financial statements. Management concluded there were no material uncertain tax positions at December 31, 2021, principally because of its status as a non-taxable "pass-through" entity for Federal and State income tax purposes.

The Company files U.S. Federal income tax returns and State income tax returns in New York and Connecticut. Returns filed in this jurisdiction for tax years ended on or after December 31, 2018 are subject to examination by the relevant taxing authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION POLICY

The Company recognizes revenues from the sale of alcoholic beverages. The Company's products are generally sold free on board ("FOB"), destination and provide payment terms to customers at 30 days of product shipment. For contracts with discounted terms, the transaction price is determined upon establishment of the contract that contains the final terms of the sale, including the description, quantity, and price of each product purchased. The Company estimates variable consideration relative to the amount of cash discounts to which customers are likely to be entitled. In all cases, the Company considers the costs related to shipping and handling to be a cost of fulfilling the contract with the customer.

DISAGGREGATION OF REVENUE FROM CONTRACTS WITH CUSTOMERS

All revenue is recognized at a point in time. The total for the year ended December 31, 2021 and 2020 is $53,020 and $4,820. Revenue from performance obligations satisfied at a point in time consist of services to customers in the beverage distribution industry.

PERFORMANCE OBLIGATIONS

Generally all performance obligations related to the sale of products are satisfied and revenue is recognized when the risks and rewards of ownership have transferred to the customer. The Company generally determines these requirements to be met at the point at which the product leaves the warehouse.

3. START-UP COSTS

Start-up costs consists of the expenditures associated with the formation and development of the business:

	2021	2020
Start-up costs	$ 220,000	$ 220,000
Accumulated Amortization	28,111	13,444
Start-up costs, net	191,889	206,556

Amortization expense for the year ending December 31, 2021 and 2020 was $14,667 and $13,444, respectively.

4. CONVERTIBLE DEBT

During 2021, the Company issued $250,000 in convertible debt. The notes bear interest at a fixed annual rate of 6%. The principal amount of the convertible debt shall be converted into capital upon the issuance of import licenses by the NYS Liquor Authority.

5. SUBSEQUENT EVENTS

The United States is presently in the midst of a national health emergency related to a virus, commonly known as Novel Coronavirus (COVID-19). The overall consequences of COVID-19 on a national, regional and local level are unknown, but it has the potential to result in a significant economic impact. The impact of this situation on the Company and its future results and financial position is not presently determinable.

The Company has evaluated subsequent events through May 24, 2022, the date the financial statements were available to be issued.